SAMSON OIL & GAS BEGINS GOSHEN COUNTY 3-D SEISMIC SURVEY, UPDATES EARL #1-13H, RODNEY #1-14H, AND DIAMONDBACK #1 WELLS.

Denver 1700 hours November 23rd, 2010

North Platte 3-D Seismic Survey, Goshen County, Wyoming

Acquisition of Samson’s North Platte proprietary 3-D seismic survey commenced November 19th near the town of Lingle in Goshen County, WY.  As of this date, approximately 6 square miles of data has been shot and recorded.  The 3-D seismic survey will eventually cover approximately 60 square miles and will allow Samson to identify fractures within the Niobrara Formation, as well as detect conventional type prospects in the Cretaceous Codell, Muddy, Dakota, and Pennsylvanian Des Moines sandstones.  The 3-D seismic survey will take approximately 6 weeks to complete.

Rodney #1-14H (27% working interest) and

Earl #1-13H (32% working interest), Williams County, North Dakota

Samson has been notified that the frac jobs for the Rodney #1-14H and Earl #1-13H wells have been delayed due to the scarcity of available frac crews. The operator is attempting to source a dedicated frac crew to be placed on a shared (50%) 12 month contract.  This kind of arrangement may be put in place sometime in December, which should allow the backlog of frac jobs to be removed.

The Rodney #1-14H and Earl #1-13H wells are located in Township 154N, Range 99W, Sections 14 and 13 in Williams County, North Dakota. These are Samson’s fourth and fifth Bakken wells that have been drilled in the North Stockyard Field near Williston, North Dakota.

Diamondback #1 well (100% working interest), Jefferson County, Texas

The drilling of the Diamondback #1 well in Jefferson County, Texas, planned for November, has been delayed due to title issues that were discovered after obtaining a title opinion on the drillsite tract.  Once these title issues are resolved, the well will most likely be drilled in the first or second quarter of next year.  The Diamondback #1 well will test a class III amplitude anomaly in the prolific Oligocene Frio reservoir of the Gulf Coast Basin.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 332 thousand options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$1.20 per ADS on November 23rd, 2010 the company has a current market capitalization of approximately US$115 million.  Correspondingly, based on the ASX closing price of A$0.061 on November 23rd, 2010, the company has a current market capitalization of A$117 million.  The options have been valued at their closing price of A$0.049 on November 23rd, 2010 and translated to US$ at the current exchange of 0.98 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of

SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR

Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.